M E M O R A N D U M

                                   April 2, 1997

     TO:    Peter Gleason, Senior Analyst
            Institutional Shareholder Services

     FROM:  Great Western Financial Corporation

               This memorandum is being submitted in response to your invitation that Great Western Financial Corporation ("Great Western") respond in writing to your draft analysis dated March 31, 1997 (the "Draft Analysis") in connection with the pending solicitation of consents of Great Western stockholders by H.F. Ahmanson & Company ("Ahmanson").

               At the outset, we wish to express our strong disagreement with the recommendations of Institutional Shareholder Services ("ISS") with respect to Proposals 1, 3, 4 and 5. We do not intend to reiterate here the various issues we have discussed with ISS during the past weeks. We do believe, however, that it is essential to recognize that any ISS recommendations in support of Ahmanson -- as well as any success Ahmanson may have in its consent solicitation -- will be actively and incorrectly portrayed by Ahmanson as an endorsement of Ahmanson's merger proposal. We expect that this will be the case regardless of how many times ISS may state that its recommendations do not constitute a recommendation with respect to either (1) the relative merits of the Great Western/Washington Mutual, Inc. ("Washington Mutual") merger agreement and Ahmanson's merger proposal or (2) how stockholders should vote in connection with the election of directors at Great Western's Annual Meeting.

               The events of two days ago, March 31, 1997, are illustrative.

               Ahmanson has repeatedly stated that the consent solicitation constitutes a referendum on the Washington Mutual merger and the Ahmanson proposal. For example, during an analyst presentation made on March 17, 1997, Ahmanson stated: "We have a singular opportunity to demonstrate stockholder support of the [Ahmanson proposal] over the course of the next two weeks: [the] [c]onsent solicitation process provides [an] opportunity for an early referendum on our offer..." Having so laid the foundation, Ahmanson unleashed a carefully orchestrated and very misleading assault on March 31, 1997 as described below.

               That morning, Ahmanson ran an advertisement in The Wall Street Journal in which Ahmanson misleadingly stated:

       STOCKHOLDERS ARE STRONGLY SUPPORTING AHMANSON'S CONSENT PROPOSALS
       -----------------------------------------------------------------

               Our estimates show that more than 80 percent of the voted Great Western common shares support the Ahmanson consent solicitation, based on the returns to date.

               Nineteen of the twenty largest Great Western stockholders have voted FOR or indicated a vote FOR
          Ahmanson's consent proposals.

               Also, on March 31, Ahmanson issued a press release and sent to Great Western stockholders a mailgram, both of which contained a similar message.

               This was designed to mislead the market place, Great Western stockholders and the financial press into believing that an overwhelming majority of stockholders are supporting Ahmanson's merger proposal. Not surprisingly, Ahmanson's tactic was successful and the financial press immediately portrayed Ahmanson's misleading assertions concerning its consent solicitation as indicating that stockholders overwhelmingly supported Ahmanson's merger proposal.

               Bloomberg News wrote, in an article which was reprinted in the April 1 issue of The New York Times:

              AHMANSON SAYS GREAT WESTERN INVESTORS FAVOR ITS BID
              ---------------------------------------------------

          H.F. Ahmanson & Company said yesterday that 80 percent of the shares of Great Western Financial Corporation voted so far in a referendum were in favor of its $6.18 billion hostile takeover bid. (Emphasis added)

          The following is a quote from a CNBC anchorman:

          "[Ahmanson] says that more than 80% devoted [sic] Great Western shareholders support Ahmanson's $6.6 billion hostile takeover bid . . . Just this morning, Ahmanson said its offer is getting strong support and that 19 of 20 of the biggest Great Western shareholders like their offer." (Emphasis added)

               Great Western issued a press release on March 31 in response to Ahmanson's mischaracterization of the results of the consent solicitation. However, as the quotes above clearly show, the financial press was not deterred from printing Ahmanson's mischaracterization of the facts.

               In light of these events, we again emphasize our concern that Ahmanson will portray any recommendation by ISS, and any favorable action by stockholders on the consent proposals, as an endorsement of the Ahmanson merger proposal.

               In contrast to Ahmanson's course of conduct, we would reiterate that the Great Western Board of Directors (the "Board") has at all times acted in an informed and reasonable manner in furtherance of the best interests of Great Western's stockholders. The Draft Analysis acknowledges that the Board's actions to date have added significant value for stockholders. There is no reason for ISS to question the Board's actions to date, and the Board should continue to have maximum flexibility in responding to events as they occur. For this reason and given Ahmanson's anticipated portrayal of ISS's recommendations, especially with respect to Proposals 1 and 3, as support for its merger proposal, we would urge that ISS reconsider its recommendations.

               With respect to the Draft Analysis we have a number of specific observations. On page 3 of the Draft Analysis, there should be a footnote to 1996 Net Earnings and EPS (Primary) to indicate that such amounts include extraordinary charges and assessments.

               In the second full paragraph on page 8 of the Draft Analysis, we note that ISS has incorrectly characterized the current pricing formula utilized by Ahmanson as having "unlimited upside potential to the deal, but somewhat limited downside." This statement is inaccurate because Ahmanson's pricing formula is a floating exchange ratio with a symmetrical collar. If Ahmanson's stock price is below $41.67 (as it is now and has been since Ahmanson revised its proposal on March 17, 1997), the exchange ratio will be fixed at 1.2 shares. In fact, given Ahmanson's current stock price, it is more accurate to say that Ahmanson's proposal has unlimited downside potential but somewhat limited upside. To illustrate, since the announcement of the Ahmanson revised proposal on March 17, Ahmanson's stock price has decreased by $3.25 from $40.25 to $37 and the implied per share deal value has decreased by $3.90 ($3.25 multiplied by 1.2). Conversely, Ahmanson's stock price would have to increase by over $8.00 from its current level in order for the lower end of the collar (1.1 shares) to be applicable, and only in the event of such a dramatic increase in Ahmanson's stock price would Great Western stockholders have unlimited upside.

               We also note that ISS states in the second full paragraph of page 8 of the Draft Analysis that the revised Ahmanson proposal was intended to target a $50.00 per share value. However, on March 17, when Ahmanson announced its revised proposal, its last reported stock price was $40.25 and the implied per share value of its proposal was $48.30. Despite having taken the unusual, if not unprecedented, step of announcing a transaction with an "out-of the-money" collar, Ahmanson was not in the least bit deterred from announcing that its proposal was intended to provide $50.00 per Great Western share and, indeed, the financial press reported Ahmanson's proposal as having a $50 value. In reality, Ahmanson's proposal was not a $50 proposal when made, and to date never has been a $50 proposal. This is yet another example of Ahmanson's carefully orchestrated effort to portray the facts as it deems desirable and in its own best interests.

               With respect to the discussion of record dates in the third full paragraph of page 8 of the Draft Analysis, we note that the March 13, 1997 record date is only applicable to Proposals 3, 4 and 5, and that Ahmanson has not yet requested that the Board establish a record date for Proposals 1 and 2.

               With respect to the discussion of projected cost savings on page 9 of the Draft Analysis, we make the following observations. First, Washington Mutual's projected cost savings are derived only in part from projected branch closings and, as a consequence, an analysis limited to branch overlaps is incomplete. In fact, only approximately 30% of Washington Mutual's projected cost savings are expected to come from branch closings. Washington Mutual expects to achieve additional cost savings from the closing of Great Western's headquarters and from the closing of 100 loan offices (where there is more overlap between Great Western's and Washington Mutual's operations than there is between those of Great Western and Ahmanson). Further, Washington Mutual believes that it has an advantage over Ahmanson as a result of its superior and more compatible technology. Second, Great Western estimates that Ahmanson has overstated its projected cost savings arising from branch closures by over $50 million. Third, Great Western and Washington Mutual believe it is inaccurate to characterize their proposed merger as a market extension. There are significant in-market elements to the Washington Mutual merger as shown by the significant branch and loan office overlap between the two institutions.

               On page 11 of the Draft Analysis, the third sentence in the first full paragraph is factually incorrect. The meetings referred to in that sentence commenced after the February 24, 1997 Board meeting was held and not the week prior to the Board meeting.

               On page 13 of the Draft Analysis, in the first full paragraph, it is stated that stockholders will have the opportunity to vote when a merger agreement is finalized. We note that a definitive merger agreement between Great Western and Washington Mutual was finalized and executed in early March, and that Great Western stockholders will have the opportunity to vote on the merger after mailing of the Joint Proxy Statement/Prospectus.

               Great Western Financial Corporation ("Great Western") and certain other persons named below may be deemed to be participants in the solicitation of proxies in connection with the merger of Great Western and a wholly-owned subsidiary of Washington Mutual, Inc. ("Washington Mutual") pursuant to which each outstanding share of Great Western common stock would be converted into 0.9 shares of Washington Mutual common stock (the "Merger"). The participants in this solicitation may include the directors of Great Western (James F. Montgomery, John F. Maher, Dr. David Alexander, H. Frederick Christie, Stephen E. Frank, John V. Giovenco, Firmin A. Gryp, Enrique Hernandez, Jr., Charles
     D. Miller, Dr. Alberta E. Siegel and Willis B. Wood, Jr.); the following executive officers of Great Western: J. Lance Erikson, Carl F. Geuther, Michael M. Pappas, A. William Schenck III, Ray
     W. Sims and Jaynie M. Studenmund; and the following other members of management of Great Western: Stephen F. Adams, Bruce F. Antenberg, Barry R. Barkley, Ian D. Campbell, Charles Coleman, Allen D. Meadows and John A. Trotter (collectively, the "Great Western Participants"). As of the date of this communication, James F. Montgomery and John F. Maher beneficially owned 680,488 shares and 611,762 shares of Great Western common stock, respectively (including shares subject to stock options exercisable within 60 days). The remaining Great Western Participants do not beneficially own, individually or in the aggregate, in excess of 1% of Great Western's equity securities.

               Great Western has retained Goldman, Sachs & Co. ("Goldman Sachs") and Merrill Lynch & Co. ("Merrill Lynch") to act as its financial advisors in connection with the Merger, as well as the merger proposal by H. F. Ahmanson & Company, for which they received and may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Great Western has agreed to indemnify Goldman Sachs and Merrill Lynch and certain persons related to them against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Each of Goldman Sachs and Merrill Lynch is an investment banking firm that provides a full range of financial services for institutional and individual clients. Neither Goldman Sachs nor Merrill Lynch admits that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs and Merrill Lynch. In connection with Goldman Sachs's role as financial advisor to Great Western, Goldman Sachs and the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Great Western: Joe Wender, John Mahoney, Andy Gordon, Todd Owens and Andrea Vittorelli. In connection with Merrill Lynch's role as financial advisor to Great Western, Merrill Lynch and the following investment banking employees of Merrill Lynch may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Great Western: Herb Lurie, Louis
     S. Wolfe, Paul Wetzel, Frank V. McMahon, John Esposito, Alex Sun, Christopher Del-Moral Niles and Kavita Gupta. In the normal course of their respective businesses Goldman Sachs and Merrill Lynch regularly buy and sell securities issued by Great Western and its affiliates ("Great Western Securities") and Washington Mutual and its affiliates ("Washington Mutual Securities") for its own account and for the accounts of its customers, which transactions may result from time to time in Goldman Sachs and its associates and Merrill Lynch and its associates having a net "long" or net "short" position in Great Western Securities, Washington Mutual Securities, or option contracts with other derivatives in or relating to Great Western Securities or Washington Mutual Securities. As of March 31, 1997, Goldman Sachs held positions in Great Western Securities and Washington Mutual Securities as principal as follows: (i) net "long" 18,173 of Great Western's common shares; (ii) net "long" $1 million of Great Western's deposit notes; and (iii) net "long" 1,098 of Washington Mutual's common shares. As of March 31, 1997, Merrill Lynch had positions in Great Western Securities and Washington Mutual Securities as principal as follows: (i) net "long" 6,026 of Great Western's common shares; (ii) net "long" 150 shares of Great Western's 8.30% preferred stock; and (iii) net "long" 1,526 of Washington Mutual's common shares.

               Other participants in the solicitation include Washington Mutual and may include the directors of Washington Mutual (Douglas P. Beighle, David Bonderman, Herbert M. Bridge,
     J. Taylor Crandall, Roger H. Eigsti, John W. Ellis, Daniel J. Evans, Anne V. Farrell, William P. Gerberding, Kerry K. Killinger, Samuel B. McKinney, Michael K. Murphy, Louis H. Pepper, William G. Reed, Jr. and James H. Stever); the following executive officers of Washington Mutual: Lee Lannoye, William A. Longbrake, Deanna W. Oppenheimer, Craig E. Tall and S. Liane Wilson; and the following other members of management of Washington Mutual: Karen Christensen, JoAnn DeGrande, William Ehrlich, James B. Fitzgerald, Marc Kittner and Douglas G. Wisdorf (collectively, the "Washington Mutual Participants"). As of the date of this communication, David Bonderman, J. Taylor Crandall and Kerry K. Killinger beneficially owned 1,894,141 shares, 6,549,755 shares and 1,044,224 shares of Washington Mutual common stock, respectively. The remaining Washington Mutual Participants do not beneficially own, individually or in the aggregate, in excess of 1% of Washington Mutual's equity securities. The Washington Mutual Participants do not beneficially own, individually or in the aggregate, in excess of 1% of Great Western's equity securities.

               Washington Mutual has retained Lehman Brothers Inc. ("Lehman Brothers") to act as its financial advisor in connection with the Merger for which it received and may receive substantial fees as well as reimbursement of reasonable out-of-pocket expenses. In addition, Washington Mutual has agreed to indemnify Lehman Brothers and certain persons related to it against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. Lehman Brothers is an investment banking firm that provides a full range of financial services for institutional and individual clients. Lehman Brothers does not admit that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning Lehman Brothers. In connection with Lehman Brothers' role as financial advisor to Washington Mutual, Lehman Brothers and the following investment banking employees of Lehman Brothers may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Washington Mutual and Great Western: Steven B. Wolitzer, Philip R. Erlanger, Sanjiv Sobti, David J. Kim, Craig P. Sweeney and Daniel
     A. Trznadel. In the normal course of its business Lehman Brothers regularly buys and sells Washington Mutual Securities and Great Western Securities for its own account and for the accounts of its customers, which transactions may result from time to time in Lehman Brothers and its associates having a net "long" or net "short" position in Washington Mutual Securities, Great Western Securities or option contracts with other derivatives in or relating to Washington Mutual Securities or Great Western Securities. As of March 31, 1997, Lehman Brothers had positions in Washington Mutual Securities and Great Western Securities as principal as follows: (i) net "short" 224 of Washington Mutual's common shares; (ii) net "long" 27,434 shares of Washington Mutual's 9.12% preferred stock; (iii) net "long" 124,964 shares of Washington Mutual's 7.60% preferred stock; (iv) net "long" 12,629 of Great Western's common shares; and (v) net "long" 160,000 shares of Great Western's 8.30% preferred stock.